Turchetti's WeFunder Investment Memo

Executive Summary

Turchetti's is a premium meat company redefining how high-quality charcuterie and deli meats are produced and distributed. Since 2017, we have built a strong foundation, doubling sales year-over-year until the pandemic, and now with a focused wholesale and co-packing strategy, we are positioned for aggressive expansion. The U.S. meat industry is a $172 billion market growing to $215 billion by 2028, yet it is dominated by mass-produced products with questionable quality and safety. Consumers are increasingly demanding better options, and Turchetti's is primed to capture this demand with clean-label, premium meats that deliver both exceptional taste and unmatched transparency. We have already secured nearly $500,000 in annual co-packing contracts, expanded our distribution network, and are on track for $1 million in revenue this year—even without external investment or a dedicated sales rep. This raise will allow us to invest in key production equipment and sales expansion, increasing our output efficiency by over 50% and ensuring we can meet growing demand at scale. With our established brand, strong margins, and clear pathway to scaling nationally, Turchetti's presents a high-potential opportunity in the fast-growing premium meat sector.

Deal Terms

Upon investing in Turchetti's, Wefunder investors receive a convertible note with the following terms:

- Interest Rate: 5% per annum
- Discount: 10% *for early investors*
- Valuation Cap: $2.5 million
- Maturity Date: April 1, 2027
- Minimum Investment: $100

At maturity, if a qualified financing event has not occurred, the note converts into equity at the valuation cap, ensuring early investors secure ownership in the company at a favorable price. See the Potential Returns section for more details. Investors benefit from accrued interest, priority conversion terms, and the potential upside of future equity rounds or acquisition events.

Business Overview

Turchetti's is one of the few premium meat companies in the United States that owns and operates a USDA-certified production facility, allowing us to control quality, cost efficiency, and scalability. We generate revenue through wholesale, direct-to-consumer sales, and co-packing. Direct accounts include restaurants, grocery stores, bakeries, and any business that receives our products directly without reselling them in bulk. This diversified approach allows us to balance revenue streams and scale sustainably.

Updated: March 17th, 2025

Turchetti's WeFunder Investment Memo

We have secured multiple co-packing agreements that provide a stable revenue base while we expand our own branded product lines. Our focus is on increasing wholesale distribution to national grocery chains and specialty retailers, growing direct-to-consumer sales, and investing in automation and efficiency to drive down costs and increase production volume. With production infrastructure in place and demand for premium meats at an all-time high, Turchetti's is positioned to scale rapidly and become a leading national brand.

Market Opportunity

The U.S. meat industry is valued at $200 billion (TAM), with $90 billion (SAM) representing the deli meats and salami sector—our primary focus. Within this, Turchetti's is targeting a $1.6 billion SOM, composed of distributors, large grocery chain partnerships, smaller grocers, co-ops, restaurants, and foodservice accounts actively seeking premium, all-natural meats.

Consumer demand for premium meat products is increasing, driven by a shift toward high-quality, minimally processed foods. The premium cured meat market alone is projected to grow at a 6.8% CAGR, fueled by increased demand in specialty grocery, direct-to-consumer e-commerce, and foodservice. Recent food safety concerns, such as the Boar's Head listeria outbreak, have heightened consumer awareness and preference for brands that prioritize transparency and quality, creating an opportunity for Turchetti's to capture market share. The U.S. meat market is projected to grow from $172 billion to $215 billion by 2028. Additionally, recent food safety concerns have highlighted the risks associated with mass-produced deli meats, creating an opportunity for brands like Turchetti's that prioritize quality and transparency.

Competitive Advantage

Turchetti's stands apart in the premium meat industry by owning and operating its own USDA-certified production facility, giving us complete control over quality, cost efficiency, and scalability. This is a key advantage in a market where the majority of brands rely on third-party manufacturers.

More than half of the meat brands on grocery store shelves do not produce their own products—instead, they depend on contract manufacturers who can drop their production at any time. This outsourcing limits flexibility, drives up costs, and makes quality control more difficult. By producing our own products, Turchetti's ensures consistency, reliability, and the ability to scale on our own terms.

Additionally, our strong 80% gross margins will only improve as we gain greater buying power. As our production volume increases, we can negotiate lower costs on raw materials, packaging, and logistics, further reducing our cost of goods sold (COGS) while maintaining premium quality.

Competitive Landscape

Updated: March 17th, 2025

Turchetti's WeFunder Investment Memo

A brief comparison to major competitors in the premium meat space highlights how Turchetti's in-house production provides a unique advantage:

- **Boar's Head** – One of the largest deli meat brands, known for high-quality whole muscle meats, but does not own its own farms or vertically integrate beyond sourcing.
- **Applegate Meats** – Focuses on natural and organic meats, but relies on third-party processors instead of owning production facilities.
- **Columbus Meats** – Produces craft meats using traditional techniques but is now owned by Hormel, which mass-produces other lines.
- **Volpi Foods** – Owns its own facilities and focuses on Italian-style cured meats, similar in structure to Turchetti's.
- **Olympia Provisions** – A smaller-scale operation that also owns its USDA facility, but focuses more on niche, small-batch production.
- **Creminelli** – Emphasizes sustainability and premium ingredients but does not highlight facility ownership as a core differentiator.

With full control over our production, Turchetti's can remain nimble, scale at our own pace, and protect our brand from supply chain disruptions that impact outsourced competitors. Our ability to lower COGS over time while maintaining premium margins ensures long-term sustainability in the rapidly growing premium meat sector.

Brand Awareness & Marketing Strategy

Turchetti's is executing a multi-channel strategy to increase brand recognition, drive sales, and establish itself as a premium national brand in the meat industry.

Wholesale & Foodservice Visibility
Turchetti's is actively expanding distribution through both regional and national accounts, targeting major grocery chains like Whole Foods and Kroger, along with regional distributors nationwide. To drive brand awareness and sales within these channels, we are:

- Attending distributor trade shows to connect directly with category buyers and foodservice operators.
- Working closely with distributor sales reps to ensure Turchetti's is positioned as a premium, go-to brand within their portfolios.
- Providing digital marketing packages to retail and foodservice partners, giving them the tools to effectively merchandise and sell our products.

Retail Packaging & Shelf Appeal
Turchetti's is rolling out its first major label update since 2017, a critical step in strengthening retail brand recognition. The redesigned packaging is built for maximum shelf appeal and clear consumer communication, featuring:

Updated: March 17th, 2025

- Color-coded labels for all salami to make product differentiation easier for shoppers and retailers.
- Nutritional data included to meet modern consumer expectations for transparency.
- Bold, eye-catching design that stands out on shelves while maintaining a premium aesthetic.
- All design work handled in-house to ensure consistency with the brand's identity and messaging.

This packaging refresh is a key milestone in Turchetti's growth, reinforcing its premium positioning while making products more recognizable in grocery stores and specialty retailers.

Digital & Social Media Strategy
Turchetti's is leveraging a multi-channel digital marketing approach to build brand awareness and drive direct-to-consumer sales. Key tactics include:

- Organic social media content to engage with existing followers and showcase new products, behind-the-scenes production, and brand storytelling.
- Paid advertising campaigns to target new customers and reinforce brand recognition in key markets.
- Email marketing through Klaviyo, using automated flows to drive repeat purchases, announce product launches, and offer exclusive promotions to engaged customers.

This digital-first approach strengthens direct-to-consumer sales while reinforcing Turchetti's presence as a premium, nationally recognized meat brand.

Industry Presence & Brand Positioning
Turchetti's is steadily increasing its presence in the food industry through trade shows, strategic partnerships, and co-packing relationships that reinforce its reputation as a premium producer. Current initiatives include:

- Planned participation in Good Food Mercantile and other key industry trade shows to showcase products directly to buyers and industry professionals.
- Growing reputation as a trusted co-packer, producing high-quality meats for brands that align with Turchetti's commitment to premium, clean-label products.
- Expanding distribution in both regional and national markets, strengthening relationships with retailers and foodservice operators looking for high-quality, USDA-certified meats.
- Past media recognition, including founder George Turkette's feature in Forbes' 30 Under 30 for Food & Drink, highlighting his role as one of the youngest USDA meat plant owners in the country.

This industry presence, combined with strong co-packing partnerships and national distribution growth, positions Turchetti's as a leader in the premium meat category.

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Turchetti's WeFunder Investment Memo

Revenue Model

Turchetti's generates revenue through three key channels:

- Wholesale Distribution: We sell our products to distributors, who then resell them to foodservice accounts such as restaurants, grocery stores, bakeries, and delis. Additionally, we sell directly to these same types of foodservice accounts, allowing us to establish relationships with key partners while maintaining strong margins. This balanced approach strengthens brand presence and creates multiple pathways for growth within the premium meat industry.
- Direct-to-Consumer Sales: Selling directly through our online store, where we offer a curated selection of our premium meats to customers nationwide. This channel provides higher margins compared to wholesale and allows us to engage directly with our audience, fostering brand loyalty and repeat purchases. Our focus on digital marketing, subscription options, and seasonal promotions enhances customer retention and lifetime value.
- Co-Packing Services: Manufacturing products for other premium meat brands, leveraging our USDA-certified facility to provide high-quality, scalable production solutions. This revenue stream ensures consistent facility utilization while allowing us to generate stable cash flow. We strategically partner with brands that align with our quality standards and maintain flexibility in our capacity to prioritize our own product lines as we scale.

Use of Funds

The $500,000 raised will be allocated as follows:

35% – New automation equipment to increase production capacity and improve efficiency.

25% – Hiring additional production staff and sales representatives to scale operations.

20% – Expanding distribution channels and marketing efforts to drive brand awareness and sales.

10% – Inventory & working capital to support growing demand and fulfill larger orders.

10% – Product development & regulatory compliance for scaling CPG operations.

Traction and Growth Projections

Turchetti's experienced 100% year-over-year sales growth from 2017 to 2020, demonstrating strong demand before the pandemic. In October 2024, we made the full transition into a CPG-focused brand, doubling down on wholesale and expanding our distribution network.

We've secured nearly $500,000 in annual co-packing contracts, which provide a steady revenue stream, ensure efficient facility utilization, and keep cash flow consistent as we scale our own branded product lines. Nourish Food Cooperative has become a key co-packing partner, with 15+ SKUs in production and growing, reinforcing demand for high-quality, USDA-certified meats.

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Turchetti's WeFunder Investment Memo

Beyond co-packing, our wholesale distribution is expanding, with Creation Gardens actively carrying our products and additional distributors in discussions for 2024. As our wholesale and direct accounts place larger and more frequent orders, we are increasing our presence in restaurants, grocery stores, and specialty retailers nationwide.

This funding round allows us to hire a dedicated sales manager, production team, invest in marketing for the first time, and upgrade packaging to enhance retail shelf appeal, driving the next phase of growth.

We are on track to reach $1M in sales this year without external investment or a dedicated sales rep. With this round of funding, we project:

- **2025 Revenue**: $2M+ (previously projected at $1.75M, now raised due to secured co-packing contracts).
- **2026 Revenue**: $4M+ (previously $3.5M).

Potential Returns

Investors in this convertible note offering stand to benefit from:

- 5% Annual Interest Accrual until conversion or maturity.
- Equity Conversion: Converts into equity at a 10% discount during a future qualified round, with a $2.5M valuation cap.
- Hypothetical Exit Scenario: If Turchetti's raises a future equity round at a $10M valuation, early investors who entered at the $2.5M cap would see their investment convert at a significantly lower price per share, maximizing their ownership stake.

For example, at a $10M valuation:

- A $100 investment at the $2.5M cap would convert into equity worth approximately $400.
- A $500 investment would be worth approximately $2,000.
- A $5,000 investment would be worth approximately $20,000.

If Turchetti's continues to scale and raises a future round or is acquired at a $25M valuation, the upside increases further:

- A $100 investment would convert to approximately $1,000.
- A $500 investment would be worth approximately $5,000.
- A $5,000 investment would be worth approximately $50,000.

These scenarios are purely hypothetical and do not guarantee any specific return. They illustrate how early investors could benefit from the convertible note structure by receiving equity at a more favorable valuation compared to future investors, assuming the company continues to grow and raise at higher valuations.

Exit Strategy

Turchetti's is strategically positioning itself for a future acquisition, following the path of other premium meat brands that have successfully exited through major industry buyouts. Companies like Columbus Craft Meats (acquired by Hormel for $850 million in 2017) and Applegate Farms (acquired by Hormel for $775 million in 2015) demonstrate the growing demand for high-quality, clean-label meat brands in the market.

As Turchetti's scales, its vertically integrated USDA-certified production facility, strong margins, and growing national distribution make it a highly attractive acquisition target. Large food corporations and private equity firms are actively acquiring premium brands to expand their portfolios and meet increasing consumer demand for transparent, minimally processed meats.

The priority remains building a strong, independent business with sustainable growth and high brand equity, ensuring that when the right acquisition opportunity arises, Turchetti's will be in a position to maximize value for investors.

Industry Comparables

The premium meat sector has seen notable acquisitions, highlighting the potential for value creation:

- **Columbus Meats**: Acquired by Hormel Foods for $850M in 2017
- **Premium Brands Holdings**: Acquired three premium meat companies—NSP Quality Meats, Casa Di Bertacchi, and Italia Salami—for $66M in 2016
- **Applegate Farms, LLC**: Acquired by Hormel Foods for $775M in 2015 with yearly revenue at $350M

Risks and Mitigation Strategies

- **Market Competition** – Larger brands have more buying power, but our strong margins (80% on average) allow us to remain competitive.
- **Production Constraints** – Co-packing contracts could take up too much capacity, limiting our ability to scale our branded products. To mitigate this, we cap the percentage of total production capacity allocated to co-packing and limit contract lengths to maintain flexibility. We prioritize agreements that align with our quality standards and allow for controlled growth. Additionally, as we scale, we are structuring production workflows to ensure that co-packing does not outpace or restrict the expansion of Turchetti's branded product distribution.

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- **Storage Limitations** – We lack space to store large volumes of finished products but have identified nearby rental freezer and cooler storage options to ensure inventory availability for distributors.

Conclusion

WeFunder investors benefit from the opportunity to invest in Turchetti's at an early stage, securing equity at a favorable valuation cap through this convertible note. With strong margins (80%), a USDA-certified production facility, and a growing network of wholesale and distributor partnerships, Turchetti's is positioned to scale rapidly in the $90 billion deli meat and salami market.

This investment round provides the capital needed to accelerate growth through key sales hires, expanded distribution, packaging upgrades, and marketing efforts—all designed to increase revenue, strengthen brand awareness, and drive long-term value for investors.

We have already secured $500K in annual co-packing contracts, expanded into new distribution channels, and are on track for $1M in sales this year—without external investment or a dedicated sales team. With a clear path to $2M+ in revenue by 2025 and $4M+ in 2026, WeFunder investors have the chance to invest alongside our early supporters in a rapidly growing, high-margin business.

The premium meat industry is evolving, and Turchetti's is positioned to emerge as a leader in this space. Investing now means securing a stake at an early stage before larger rounds or acquisitions drive valuation higher. This round is expected to fill quickly, with a target close by the end of April. This convertible note offers investors favorable terms and the opportunity to support a high-potential, premium brand in the growing meat market. Join us in bringing high-quality, transparent, and premium meats to more consumers nationwide.

Updated: March 17th, 2025